enGene Holdings Inc.

4868 Rue Levy, Suite 220

Saint-Laurent, QC H4R2P1

(514) 332-4888

November 19, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Chris Edwards

Re: enGene Holdings Inc.

Registration Statement on Form S-3

Filed November 13, 2024

File No. 333-283202

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, enGene Holdings Inc. hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-3, so that such registration statement may become effective at 4:00 P.M. (Washington, D.C. time) on November 21, 2024, or as soon as practicable thereafter.

The Registrant hereby authorizes Maria L. Sasinoski, of Morgan, Lewis & Bockius LLP to orally modify or withdraw this request for acceleration.

Please contact Maria L. Sasinoski of Morgan, Lewis & Bockius LLP at (412) 560-7482 or maria.sasinoski@morganlewis.com with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

enGene Holdings Inc.

By: /s/ Ronald H.W. Cooper

Name: Ronald H.W. Cooper

Title: Chief Executive Officer